                                                               EXHIBIT (a)(1)(A)
                           OFFER TO PURCHASE FOR CASH

                                       BY

                             THOUSAND TRAILS, INC.

                                     UP TO

                      1,500,000 SHARES OF ITS COMMON STOCK

                                       AT

                              $8.41 NET PER SHARE

  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
     EASTERN TIME, ON THURSDAY, MAY 30, 2002, UNLESS THE OFFER IS EXTENDED.

     Thousand Trails, Inc., a Delaware corporation, invites its stockholders to tender up to 1,500,000 shares of its common stock, $0.01 par value per share, for purchase by it at a price of $8.41 per share, net to the seller in cash, without interest.

     The offer is being made upon the terms and subject to the conditions described in this Offer to Purchase and the related Letter of Transmittal which, as amended or supplemented from time to time, together constitute this offer.

     If the offer is over-subscribed, the proration provisions described in this Offer to Purchase will be followed, and any shares not purchased in the offer will be returned as promptly as practicable following the expiration date. The offer is not conditioned on any minimum number of shares being tendered. However, the offer is subject to other conditions, including a condition that a principal stockholder tenders all the shares it has agreed to tender in the offer. See "Section 11. Certain Conditions to the Offer."

     Our shares are listed and traded on the American Stock Exchange under the symbol "TRV." On April 24, 2002, the last full trading day before the announcement of the offer, the last reported sale price of our shares on the American Stock Exchange was $8.00. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See "Section 7. Price Range of Shares; Dividends."

     Neither Thousand Trails, our board of directors nor the special committee of the board that reviewed this offer makes any recommendation to you as to whether to tender or refrain from tendering your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender. In doing so, you should consider our reasons for making this offer, including our desire to use our cash resources prudently and provide stockholders the opportunity to sell a portion of their shares. See "Section 2. Purpose of the Offer: Certain Effects of the Offer."

     One of our principal stockholders, Carl Marks Strategic Investments II, LP has agreed to tender all of its shares in this offer. However, the other affiliates of Carl Marks Management Co., LP and our directors and executive officers who are not affiliated with Carl Marks have advised us that they do not intend to tender any shares owned by them in the offer.

     If you wish to tender all or any part of the shares registered in your name, you should follow the instructions described in Sections 1 and 4 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to American Stock Transfer & Trust Company, the Depositary. If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact the nominee if you desire to tender any of your shares and request that the nominee tender your shares for you.

     Any registered stockholder who desires to tender shares and whose certificates for the shares are not immediately available, or cannot be delivered to the Depositary, or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary by the expiration of the offer, must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 4.

     You may request additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery from Thousand Trails at our address and telephone number set forth on the back cover of this Offer to Purchase.

     We have not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares in this offer. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information or to make any representation in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If anyone makes any recommendation or gives any information or representation, you must not rely upon it as having been authorized by us.

                                          May 1, 2002

                           FORWARD LOOKING STATEMENTS

     This Offer to Purchase, including the Summary Term Sheet, Section 2 and the information incorporated by reference, contains statements that are not statements of historical fact and constitute forward-looking statements. When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "should" or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. These statements are not guarantees of performance. They involve risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements. Many of the factors that will determine these results and value are beyond our ability to control or predict. These statements are necessarily based upon various assumptions involving judgments with respect to the future. These risks and uncertainties include, among others:

     - our ability to control costs;

     - campground market conditions and other factors affecting our sales and marketing plan;

     - the rate of decline in our campground membership base;

     - the use of our campgrounds by members and guests;

     - our success in collecting our contracts receivables and selling assets;
       and

     - our success in acquiring members through the purchase of other membership campground operations.

These risks and uncertainties are discussed in more detail in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001, and our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2001 and December 31, 2001.

                               TABLE OF CONTENTS

SUMMARY TERM SHEET..........................................    1
INTRODUCTION................................................    4
THE OFFER...................................................    5
   1.  Terms of the Offer; Expiration Date..................    5
   2.  Purpose of the Offer; Certain Effects of the Offer...    6
   3.  Acceptance for Payment and Payment for Shares........    9
   4.  Procedures for Tendering Shares......................    9
   5.  Withdrawal Rights....................................   11
   6.  Certain U.S. Federal Income Tax Consequences.........   12
   7.  Price Range of Shares; Dividends.....................   15
   8.  Source and Amount of Funds...........................   16
   9.  Certain Information Concerning Us....................   16
  10.  Fees and Expenses....................................   17
  11.  Certain Conditions to the Offer......................   17
  12.  Extension of the Offer; Termination; Amendments......   19
  13.  Certain Legal Matters; Regulatory Approvals..........   19
  14.  Interests of Directors and Officers and Principal
       Stockholders, Transactions and Arrangements
       Concerning Shares....................................   20
  15.  Miscellaneous........................................   23

                               SUMMARY TERM SHEET

     Thousand Trails, Inc., a Delaware corporation, is offering to purchase up to 1,500,000 shares of its outstanding common stock for $8.41 per share, net to you in cash. The following are some of the questions that you, as a stockholder, may have and answers to those questions. This summary highlights the most material information from this Offer to Purchase. To understand the offer fully and for a more complete description of the terms of the offer, you should read carefully this entire Offer to Purchase, including the information incorporated into it, and the Letter of Transmittal. We have included page references parenthetically to direct you to a more complete description of the topics in this summary.

WHAT SECURITIES IS THOUSAND TRAILS OFFERING TO PURCHASE? (PAGE 5)

     We are offering to purchase 1,500,000 shares of our common stock, or any lesser number of shares that stockholders properly tender in the offer.

HOW MUCH WILL THOUSAND TRAILS PAY ME FOR MY SHARES AND WHAT IS THE FORM OF PAYMENT? (PAGE 5)

     Stockholders whose shares are purchased in the offer will be paid the purchase price of $8.41 per share, net in cash, without interest, promptly after the expiration of the offer. Under no circumstances will we pay interest on the purchase price, even if there is any delay in making payment.

DOES THOUSAND TRAILS HAVE THE FINANCIAL RESOURCES TO PAY ME FOR MY SHARES? (PAGE
16)

     We currently have cash and short-term investments of approximately $17.3 million, more than enough to fund the purchase of all the shares that are the subject of this offer.

WHEN DOES THE OFFER EXPIRE? CAN THOUSAND TRAILS EXTEND THE OFFER AND, IF SO, HOW WILL I BE NOTIFIED? (PAGE 19)

     The offer expires Thursday, May 30, 2002 at 5:00 p.m., Eastern time, unless it is extended by us.

     - Yes, we may extend the offer at any time.

     - We cannot assure you that the offer will be extended or, if extended, for how long.

     - If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period.

WHAT IS THE PURPOSE OF THE OFFER? (PAGE 6)

     We have the opportunity to purchase shares from a principal stockholder and wish to do so as part of an offer made generally to all of our other stockholders. We believe that this offer benefits us and our stockholders.

     - This offer allows us to use our cash resources prudently.

     - This offer allows participating stockholders an opportunity to sell their shares. However, stockholders who choose not to tender their shares may also benefit from this offer since non-tendering stockholders will own a greater interest in our company.

     See "Section 2. Purpose of the Offer; Certain Effects of the Offer."

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? (PAGE 17)

     Our obligation to accept for payment, purchase or pay for any shares tendered depends on a number of conditions, including:

     - No significant decrease in the price of our common stock or in the price of equity securities generally, or any adverse change in the U.S. equity or credit markets, shall have occurred during this offer.

     - No legal action shall have been threatened, pending or otherwise taken that might adversely affect the offer.

     - No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving Thousand Trails.

     - No material change in the business, condition (financial or otherwise), assets, income, operations or prospects of Thousand Trails shall have occurred during this offer.

     - Carl Marks Strategic Investments II, LP, tenders all the shares it has agreed to tender in the offer.

HOW DO I TENDER MY SHARES? (PAGE 9)

     If you decide to tender any of your shares you must:

     - deliver your shares by mail, physical delivery or book-entry transfer and deliver a completed and signed Letter of Transmittal to American Stock Transfer & Trust Company, which is the Depositary, before 5:00 p.m., Eastern time, on Thursday, May 30, 2002; or

     - if your share certificates are not immediately available for delivery to the Depositary, comply with the guaranteed delivery procedure before 5:00 p.m., Eastern time, on Thursday, May 30, 2002.

     If you have any questions, you should contact Thousand Trails or your broker for assistance.

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES? (PAGE 11)

     You may withdraw your tendered shares at any time before 5:00 p.m., Eastern time, on Thursday, May 30, 2002 and, unless already accepted for payment by us, at any time after 12:00 midnight, Eastern time, on Wednesday, June 26, 2002.

WILL TENDERED SHARES BE PRORATED? (PAGE 6)

     If more than 1,500,000 shares are properly tendered, we will purchase shares on a pro rata basis.

MAY I CONDITIONALLY TENDER MY SHARES?

     Yes. You may specify the minimum number of shares that must be purchased if any are purchased. If we cannot purchase the specified minimum amount after giving effect to the proration of tenders, we will not purchase any of your shares.

WHEN WILL I RECEIVE MY CHECK FOR SHARES PURCHASED IN THE OFFER? (PAGE 6)

     We anticipate that the Depositary will begin to mail checks for shares we purchase within seven business days after the offer expires, but we do not know exactly when you will receive these checks.

WHAT DO THOUSAND TRAILS AND ITS BOARD OF DIRECTORS THINK OF THE OFFER? (PAGE 8)

     - Neither Thousand Trails, our board of directors nor the special committee of the board that reviewed this offer makes any recommendation to you as to whether to tender or refrain from tendering your shares.

     - You must decide whether to tender your shares and, if so, how many shares to tender.

     - One of our principal stockholders, Carl Marks Strategic Investments II, LP, has agreed to tender all of its 1,140,481 shares in this offer. However, the other affiliates of Carl Marks Management Co., LP and our executive officers and directors who are not affiliated with Carl Marks have advised us that they do not intend to tender any shares they own in the offer. In addition, our second largest stockholder, IAT Reinsurance Syndicate, Ltd., has advised that it will not tender any of its shares in the offer.

WHAT IS THE RECENT MARKET PRICE OF MY SHARES? (PAGE 15)

     - On April 24, 2002, the last full trading day before the announcement of the offer, the last reported sale price of the shares on the American Stock Exchange was $8.00.

     - Stockholders are urged to obtain current market quotations for their shares.

WILL I HAVE TO PAY TAXES IF THOUSAND TRAILS PURCHASES MY SHARES IN THE OFFER? (PAGE 12)

     Your sale of shares pursuant to the offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The sale of shares will be taxed either as a "sale or exchange" or as a dividend.

     Your sale of shares held in an individual retirement account will not have any federal income tax consequences to you. However, any distributions from such an account may be taxable to you. You should consult your own tax adviser about the federal income tax consequences of holding shares in an individual retirement account.

WHOM DO I CONTACT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

     For additional information or assistance, you may contact Thousand Trails:

                             Thousand Trails, Inc.
                          2711 LBJ Freeway, Suite 200
                              Dallas, Texas 75234
                              Attention: Secretary
                           Telephone: (972) 243-2228

To the Holders of Common Stock
of Thousand Trails, Inc.:

                                  INTRODUCTION

     Thousand Trails, Inc., a Delaware corporation, invites its stockholders to tender up to 1,500,000 shares of its common stock, $0.01 par value per share, for purchase by Thousand Trails for a price of $8.41 per share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS, INCLUDING A CONDITION THAT A PRINCIPAL STOCKHOLDER TENDERS ALL THE SHARES IT HAS AGREED TO TENDER IN THE OFFER. SEE "SECTION 11. CERTAIN CONDITIONS TO THE OFFER."

     EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER. BECAUSE OUR BOARD OF DIRECTORS BELIEVES THAT THE ADVISABILITY OF THE OFFER FOR EACH INDIVIDUAL STOCKHOLDER WILL DEPEND UPON HIS OR HER OWN INVESTMENT PROFILE AND OBJECTIVES AND OTHER CIRCUMSTANCES, NEITHER THOUSAND TRAILS, OUR BOARD OF DIRECTORS NOR THE SPECIAL COMMITTEE OF THE BOARD THAT REVIEWED THIS OFFER MAKES ANY RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER ANY OF HIS OR HER SHARES PURSUANT TO THE OFFER.

     In making your decision, you should consider our reasons for making this offer, including our desire to use our cash resources prudently and provide stockholders the opportunity to sell a portion of their shares. See "Section 2. Purpose of the Offer; Certain Effects of the Offer." One of our principal stockholders, Carl Marks Strategic Investments II, LP, has agreed to tender all of its shares in the offer. However, our executive officers and directors who are not affiliated with Carl Marks have advised us that they do not intend to tender any shares in the offer. Since Carl Marks Strategic Investments II, LP currently owns 1,140,481 shares, the number of shares tendered in the offer, including the Carl Marks shares and the shares other stockholders tender, will be subject to proration under the procedures described in this Offer to Purchase if stockholders other than Carl Marks validly tender (and do not properly withdraw) more than 359,519 shares.

     If before the expiration date (as described in Section 1), more than 1,500,000 shares are validly tendered and not properly withdrawn, Thousand Trails will, upon terms and subject to the conditions of the offer, accept shares for purchase, on a pro rata basis, from all shares validly tendered and not properly withdrawn. See "Section 1. Terms of the Offer, Expiration Date." All shares not purchased pursuant to the offer, including shares not purchased because of proration, will be returned to the tendering stockholders at Thousand Trails' expense. Tendering stockholders who have shares registered in their name and who tender directly to the Depositary should not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares by us. Stockholders who hold their shares through a custodian should consult their custodian to determine whether any charges will apply if the custodian tenders the shares on their behalf. We will pay all reasonable charges and expenses incurred by American Stock Transfer & Trust Company which has been appointed as the Depositary for the offer. See "Section 10. Fees and Expenses." Any tendering stockholder who fails to complete and sign the substitute Form W-9 that is included in the Letter of Transmittal may be subject to United States federal income tax backup withholding equal to 30% of the gross proceeds payable to such stockholder pursuant to the offer. See "Section 6. Certain U.S. Federal Income Tax Consequences."

     The shares are listed and traded on the American Stock Exchange under the symbol "TRV." On April 24, 2002, the last full trading day prior the announcement of the offer, the last reported sales price of the shares on the American Stock Exchange was $8.00 per share. As of April 24, 2002, there were 8,062,492 shares outstanding. The 1,500,000 shares that we are offering to purchase in the offer represent approximately 18.6% of such outstanding shares.

     STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

     STOCKHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES.

                                   THE OFFER

1.  TERMS OF THE OFFER; EXPIRATION DATE

     Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of such extension or amendment), Thousand Trails will accept for payment, and will pay for, up to 1,500,000 shares validly tendered prior to the expiration date (as hereinafter defined) and not properly withdrawn as permitted by the terms described in "Section 5. Withdrawal Rights." The term "expiration date" means 5:00 p.m., Eastern time, on Thursday, May 30, 2002, unless and until Thousand Trails, in its sole discretion, shall have extended the period during which the offer is open, in which event the term "expiration date" shall mean the latest time and date at which the offer, as so extended by Thousand Trails, shall expire. If the offer is over-subscribed, shares tendered on or before the expiration date will be subject to proration. The proration period will expire on the expiration date.

     Thousand Trails reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See "Section 12. Extension of the Offer; Termination; Amendments." There can be no assurance, however, that Thousand Trails will exercise its right to extend the offer. The offer is not conditioned upon any minimum number of shares being tendered. The offer is, however, subject to other conditions, including the condition that a principal stockholder tenders all the shares it has agreed to tender in the offer. See "Section 11. Certain Conditions to the Offer."

     All shares purchased pursuant to the offer will be purchased at the offer price, net to the seller, in cash. If: (a) Thousand Trails (i) increases or decreases the price to be paid for shares, (ii) increases the number of shares being sought and any such increase exceeds 2% of the outstanding shares, or
(iii) decreases the number of shares being sought, and (b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in "Section 12. Extension of the Offer; Termination; Amendments," then the offer will be extended until the expiration of such ten business day period. For the purposes of the offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

     All shares not purchased pursuant to the offer, including shares not purchased because of proration, will be returned to the tendering stockholders promptly at our expense (which, in the event of proration, is expected to be approximately seven American Stock Exchange trading days) following the expiration date.

     If the number of shares validly tendered and not properly withdrawn before the expiration date is less than or equal to 1,500,000 shares, Thousand Trails, upon the terms and subject to the conditions of the offer, will purchase, at the offer price, all shares so tendered and not properly withdrawn.

     If the number of shares validly tendered and not properly withdrawn before the expiration date is greater than 1,500,000 shares, Thousand Trails, upon the terms and subject to the conditions of the offer, will accept for purchase all shares validly tendered and not properly withdrawn before the expiration date on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

     Consequently, all of the shares that a stockholder tenders in the offer may not be purchased. One of our principal stockholders, Carl Marks Strategic Investments II, LP has agreed to tender all of its shares; its tender may be made directly or after a distribution to its investors. Since Carl Marks Strategic Investments II, LP currently owns 1,140,481 shares, if stockholders other than Carl Marks Strategic

Investments II, LP validly tender (and do not properly withdraw) more than 359,519 shares, the number of shares tendered in the offer, including the Carl Marks shares and any shares other stockholders tender, will be subject to proration through the procedures described in this Offer to Purchase.

     PRORATION. If proration of tendered shares is required, Thousand Trails will determine the proration factor as promptly as practicable following the expiration date. Proration for each stockholder tendering shares will be based on the ratio of the maximum number of shares that we are offering to purchase to the total number of shares validly tendered and not properly withdrawn by all stockholders. Because of the difficulty in determining the number of shares validly tendered and not properly withdrawn, and because of the conditional tender procedure described below, Thousand Trails does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until approximately seven business days after the expiration date. The preliminary results of any proration will be announced by press release as promptly as practicable after the expiration date. Stockholders may obtain preliminary proration information from Thousand Trails and also may be able to obtain the information from their brokers.

     As discussed in Section 6, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder's decision whether to tender. Therefore, a stockholder may seek to structure the purchase of shares from the stockholder pursuant to the offer in such a manner that it will be treated as a sale of such shares by the stockholder, rather than the payment of a dividend to the stockholder, for U.S. federal income tax purposes. Accordingly, the offer provides that each stockholder may effect a "conditional tender" of shares, meaning that he or she may tender shares subject to the condition that all or a specified minimum number of the stockholder's shares tendered pursuant to a Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery must be purchased if any shares are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each stockholder is urged to consult with his or her own tax advisor to discuss the conditional tender alternative.

     Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any stockholder below the minimum number specified by that stockholder, whether tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery, the conditional tender will automatically be regarded as withdrawn. All shares tendered by a stockholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned as promptly as practicable after the expiration date.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares whose names appear on the Thousand Trails' stockholder list and will be furnished, for subsequent transmittal to beneficial owners of shares, to custodians whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.  PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     Since 1999, we have been purchasing our common stock from time to time when conditions were considered favorable. In fiscal 2000, we purchased 189,900 shares at an average price of $4.38 per share; in fiscal 2001, we purchased 23,500 shares at an average price of $4.49 per share; and in fiscal 2002 to date, we purchased 125,800 shares at an average price of $6.08 per share.

     We believe that additional share purchases at this time would be a prudent use of our cash resources given current market, business and economic conditions. We are currently funding our operations with internally generated cash, and we are generating cash flow in excess of our current requirements. Moreover, our long-term strategy of seeking to effect strategic acquisitions does not require the use of our existing cash resources in the short-term as we have $5 million of the availability under our credit line for such purposes.

     From time to time our board of directors has considered the desirability of a tender offer, relative to open market purchases, as a means of reacquiring shares. In the course of those discussions, one of our directors, Andrew M. Boas, indicated to us that an affiliated investor, Carl Marks Strategic Investments II, LP, would possibly be interested in selling its position in Thousand Trails, given the desire of its major investor to achieve portfolio liquidity. That Carl Marks partnership currently holds 1,140,481 shares of our common stock. We have been advised that Carl Marks entities and affiliates, including Mr. Boas (currently the beneficial owners of 3,199,705 other shares), intend to remain as long-term stockholders.

     The possibility of a significant share repurchase is attractive to our board. However, all of the board members, including Mr. Boas, believe that our public stockholders should have an opportunity to participate in any share repurchase on the same terms as affiliated stockholders. In addition, because Carl Marks Strategic Investments II, LP is one of our principal stockholders and Mr. Boas is a principal of Carl Marks, our board has asked its special committee, none of whose members is affiliated with Carl Marks, to review any repurchase transaction involving significant participation by Carl Marks or other affiliates. The members of the special committee are William K. Kovacs, H. Sean Mathis and Donald R. Leopold.

     After reviewing the matter, the special committee recommended to our board that we offer to purchase in a tender offer up to 1,500,000 shares of our common stock at a purchase price of $8.41 per share and obtain the agreement of Carl Marks Strategic Investments II, LP to participate in the offer. Under the offer, the Carl Marks shares would be subject to the same proration to which all other validly tendered shares would be subject. In its review, the special committee considered our strategic direction, our operating results and financial position, our cash requirements and the market price of our common stock. The per share offer price represents the average of the last reported sales price of the shares on the American Stock Exchange for the 30 trading days ending on April 22, 2002, the date the special committee met to finalize its recommendation to the board. The offer will require the expenditure of approximately $12.7 million (including estimated expenses) of our current cash resources, if 1,500,000 shares are validly tendered and not properly withdrawn. This will leave us with sufficient working capital for operations and the full availability of $15.0 million under our credit facility.

     We believe that the offer also provides stockholders with the opportunity to:

     - sell at least a portion of their shares while, if they do not tender all of their shares or if their tenders are prorated, retaining a continuing equity interest in Thousand Trails; and

     - sell shares for cash without the usual transaction costs associated with open market sales.

     Stockholders who determine not to accept the offer will realize a proportionate increase in their relative ownership interest in Thousand Trails, and thus in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future. Stockholders may be able to sell non-tendered shares in the future on the American Stock Exchange or otherwise, at a net price higher than the purchase price in the offer. We can give no assurance, however, as to the price or prices at which a stockholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by us in the offer.

     In this regard, it is important to note that the public trading market in our common stock is relatively inactive. Average daily trading volume over the past six months has been approximately 4,700 shares. It is possible that market activity in our common stock subsequent to the offer will be even less than it has been in recent times. It is also possible that our public float may be reduced as a result of this offer. While we believe that the offer should not affect our listing on the American Stock Exchange, no assurance can be made as to the level of market activity in our common stock in the foreseeable future.

     Although we have no other plans to acquire additional shares of our common stock, we may in the future purchase additional shares in the open market, in private transactions, through additional tender offers or otherwise, subject to the approval of our board of directors. Future purchases may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the offer. Rule 13e-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least 10 business days after the offer expires. Any future purchases by us will depend on many factors, including:

     - the market price of the shares;

     - the results of this offer;

     - our business and financial position; and

     - general economic and market conditions.

     Shares that we acquire in the offer will be held initially as treasury shares and will be available for us to sell without further stockholder action (except as required by applicable law or rules) for all purposes including the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for the issuance of shares we purchase pursuant to the offer. The purchase of shares pursuant to this offer will reduce our paid-in capital for accounting purposes by substantially all of the cost of the purchase.

     Except as disclosed in this Offer to Purchase, including the information incorporated by reference, we currently have no plans, proposals or negotiations under way that relate to or would result in:

     - any extraordinary transaction, such as a merger, reorganization or liquidation, involving Thousand Trails or any of its subsidiaries, which is material to Thousand Trails and its subsidiaries, taken as a whole;

     - any purchase, sale or transfer of a material amount of assets of Thousand Trails or any of its subsidiaries, taken as a whole;

     - any other material change in our corporate structure or business;

     - any class of equity securities of Thousand Trails becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

     - the suspension of Thousand Trails' obligation to file reports under
       Section 15(d) of the Exchange Act;

     - the acquisition by any person of additional securities of Thousand Trails (other than through the exercise of employee stock options or our employee stock purchase plan), or the disposition of securities of Thousand Trails;

     - any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Thousand Trails;

     - any material change in our dividend policy, indebtedness or capitalization;

     - any change in our board of directors or management; or

     - the delisting of any of our common stock from the American Stock
       Exchange.

     The board of directors of Thousand Trails has authorized the offer. However, neither Thousand Trails, the board of directors nor the special committee of the board that reviewed this offer makes any recommendation to stockholders as to whether to tender or refrain from tendering their shares, and neither has authorized any person to make any recommendation. Stockholders are urged to evaluate carefully all information in this Offer to Purchase, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender. We have been advised that our executive officers and directors not affiliated with Carl Marks do not intend to tender any shares pursuant to the offer. See "Section 14. Interests of Directors and Officers and Principal Stockholders, Transactions and Arrangements Concerning Shares."

3.  ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

     Upon the terms and subject to the conditions of the offer (including, if the offer is extended or amended, the terms and conditions of any such extension or amendment), Thousand Trails will accept for payment, and will pay for as soon as practicable after the expiration date, all shares validly tendered prior to the expiration date and not properly withdrawn, subject to the proration of tendered shares, if necessary. Subject to applicable rules of the Securities and Exchange Commission, Thousand Trails expressly reserves the right to delay acceptance for payment of, or payment for, shares in order to comply in whole or in part with any other applicable law. In any event, however, Thousand Trails will promptly pay for or return the shares tendered following expiration of the offer in compliance with Rule 14e-1(c) of the Exchange Act.

     In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing the shares or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such shares into the Depositary's account at The Depository Trust Company ("DTC") pursuant to the procedures set forth in "Section 4. Procedures for Tendering Shares," (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 4) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal.

     For purposes of the offer, Thousand Trails will be deemed to have accepted for payment, and thereby purchased, shares validly tendered and not properly withdrawn as, if and when Thousand Trails gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Thousand Trails' acceptance for payment of such shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, payment for shares accepted for payment pursuant to the offer will be made by deposit of the aggregate offer price for those shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Thousand Trails and transmitting such payments to tendering stockholders whose shares have been accepted for payment. Under no circumstances will interest on the offer price for shares be paid, regardless of any delay in making such payment.

     If any tendered shares are not accepted for payment for any reason pursuant to the terms and conditions of the offer, or if certificates are submitted evidencing more shares than are tendered, certificates evidencing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of shares tendered by book-entry transfer into the Depositary's account at DTC pursuant to the procedure set forth in "Section 4. Procedures for Tendering Shares," such shares will be credited to an account maintained at
DTC), as promptly as practicable following the expiration or termination of the offer.

4.  PROCEDURES FOR TENDERING SHARES

     Except as set forth below, in order for shares to be validly tendered pursuant to the offer, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the certificates evidencing tendered shares must be received by the Depositary at such address or such shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case on or prior to the expiration date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by electronic means to, and received by, the Depositary and forming a part of a Book-Entry Confirmation which states that DTC has received an express acknowledgment from the participant in DTC tendering the shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Thousand Trails may enforce such agreement against such participant.

     BOOK-ENTRY TRANSFER. The Depositary will establish accounts with respect to the shares at DTC for purposes of the offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC's system may make a book-entry delivery of shares by causing DTC to transfer such shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, although delivery of shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     SIGNATURE GUARANTEES. Signatures on all Letters of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Association Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (each, an "Eligible Institution"), except in cases where shares are tendered (i) by a registered holder of shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Certificate is registered in the name of a person other than the signatory of the Letter of Transmittal (or a facsimile thereof), or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. If the Letter of Transmittal or stock powers are signed or any certificate is endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by Thousand Trails, proper evidence satisfactory to Thousand Trails of their authority to so act must be submitted. See Instructions 1 and 5 of the Letter of Transmittal.

     GUARANTEED DELIVERY. If a stockholder desires to tender shares pursuant to the offer and the certificates evidencing such stockholder's shares are not immediately available or such stockholder cannot deliver the certificates and all other required documents to the Depositary prior to the expiration date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such shares may nevertheless be tendered, provided that all the following conditions are satisfied:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Thousand Trails, is received prior to the expiration date by the Depositary as provided below; and

          (iii) the certificates (or a Book-Entry Confirmation) evidencing all tendered shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in connection with a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. A "trading day" is any day on which the American Stock Exchange and banks in New York City are open for business.

     The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Thousand Trails.

     In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of the certificates evidencing such shares, or a Book-Entry Confirmation of the delivery of such shares, and the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

     THE METHOD OF DELIVERY OF CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, OR THE USE OF AN OVERNIGHT COURIER, IN EITHER CASE, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by Thousand Trails in its sole discretion, which determination shall be final and binding on all parties. Thousand Trails reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Thousand Trails also reserves the absolute right to waive any condition of the offer or any defect or irregularity in the tender of any particular shares or any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders, and Thousand Trails' interpretation of the terms and conditions of the offer will be final and binding on all persons. No tender of shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Thousand Trails. None of Thousand Trails, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in tenders or will incur any liability for failure to give any such notification.

     OTHER REQUIREMENTS. The acceptance for payment by Thousand Trails of shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and Thousand Trails upon the terms and subject to the conditions of the offer. The tender of shares will constitute the tendering holder's acceptance of the terms and conditions of the offer and the tendering holder's representation and warranty that such holder has a "net long position" in the shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, and the tender of such shares complies with Rule 14e-4.

     TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENTS MADE TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 30% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTIONS 10 AND 11 OF THE LETTER OF TRANSMITTAL. THESE FORMS MAY BE OBTAINED FROM THE DEPOSITARY.

5.  WITHDRAWAL RIGHTS

     Tenders of shares made pursuant to the offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless theretofore accepted for payment by Thousand Trails pursuant to the offer, may also be withdrawn at any time after 12:00 midnight, Eastern time, on Wednesday, June 26, 2002. If Thousand Trails extends the offer, is delayed in its acceptance for payment of shares or is unable to accept shares for payment pursuant to the offer for any reason, then, without prejudice to Thousand Trails' rights under the offer, the Depositary may, nevertheless, on behalf of Thousand Trails, retain tendered shares, and such shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 5.

     For a withdrawal to be effective and proper, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of such shares, if different from that of the person who tendered such shares. If certificates evidencing shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares have been tendered for the account of an Eligible Institution. If shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "Section 4. Procedures for Tendering Shares," any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares or must otherwise comply with DTC's procedures.

     Withdrawals of tenders of shares may not be rescinded, and shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. However, withdrawn shares may be retendered by again following the procedures described in "Section 4. Procedures for Tendering Shares," at any time prior to the expiration date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Thousand Trails, in its sole discretion, whose determination will be final and binding. None of Thousand Trails, the Depositary or any other person will be under a duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

6.  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     The following is a general summary of the material U.S. federal income tax consequences of the sale of shares pursuant to the offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular stockholder in light of the stockholder's particular circumstances. Some stockholders, such as holders who acquired their securities through the exercise of options, insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold shares as a position in a "straddle" or as part of a "hedge," "conversion transaction" or other integrated investment, persons who received shares as compensation or persons whose functional currency is other than the U.S. dollar, may be subject to different rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a stockholder's decision to tender shares pursuant to the offer. This summary assumes shares are held as capital assets within the meaning of Section 1221 of the Code. For purposes of this summary a "U.S. Holder" means a beneficial holder of the securities who, for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the United States or of any political subdivision thereof,
(iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL CONSEQUENCES OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     TAX CONSEQUENCES OF THE OFFER -- DISTRIBUTION VS. SALE TREATMENT. Thousand Trails' purchase of shares from a stockholder pursuant to the offer will be treated by the stockholder either as a sale of the shares or as a distribution by Thousand Trails. The purchase will be treated as a sale if the stockholder meets any of the three tests discussed below. It will be treated as a distribution if the stockholder satisfies none of the three tests discussed below.

     If the purchase of shares from a particular stockholder is treated as a sale, the stockholder will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares sold. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shares were held more than one year. A stockholder must calculate gain or loss separately for each block of shares that he or she owns.

A stockholder may be able to designate which blocks and the order of such blocks of shares to be tendered pursuant to the offer.

     If the purchase of shares from a particular stockholder is treated as a distribution by Thousand Trails, the full amount of cash received by the particular stockholder for the shares (without being offset by its tax basis in the purchased shares) will be treated as a dividend and taxed to the stockholder as ordinary income. In addition, the tax basis of the stockholder's sold shares will be added to the tax basis of the remaining shares.

     DETERMINATION OF SALE OR DISTRIBUTION TREATMENT. Thousand Trails' purchase of shares pursuant to the offer will be treated as a sale of the shares by a stockholder if:

          (a) the purchase completely terminates the stockholder's equity interest in Thousand Trails;

          (b) the receipt of cash by the stockholder is "not essentially equivalent to a dividend"; or

          (c) as a result of the purchase there is a "substantially disproportionate" reduction in the stockholder's equity interest in Thousand Trails.

     If none of these tests is met with respect to a particular stockholder, then Thousand Trails' purchase of shares pursuant to the offer will be treated as a distribution.

     In applying the foregoing tests, the constructive ownership rules of
Section 318 of the Code apply. Thus, a stockholder is treated as owning not only shares actually owned by the stockholder but also shares actually (and in some cases constructively) owned by others. Pursuant to the constructive ownership rules, a stockholder will be considered to own shares owned, directly or indirectly, by certain members of the stockholder's family and certain entities (such as corporations, partnerships, trusts and estates) in which the stockholder has an equity interest, as well as shares which the stockholder has an option to purchase.

     It may be possible for a tendering stockholder to satisfy one of the above three tests by contemporaneously selling or otherwise disposing of all or some of the shares that such stockholder actually or constructively owns that are not purchased pursuant to the offer. Correspondingly, a tendering stockholder may not be able to satisfy one of the above three tests because of contemporaneous acquisitions of shares by such stockholder or a related party whose shares would be attributed to such stockholder. Stockholders should consult their tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

     COMPLETE TERMINATION. A sale of shares pursuant to the offer will be deemed to result in a "complete termination" of the stockholder's interest in Thousand Trails if, immediately after the sale, either:

          (a) the stockholder owns, actually and constructively, no shares; or

          (b) the stockholder actually owns no shares and constructively owns only shares as to which the stockholder is eligible to waive, and does effectively waive, constructive ownership under the procedures described in
     Section 302(c)(2) of the Code. If a stockholder desires to file such a waiver, the stockholder should consult his or her own tax advisor.

     NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND. A sale of shares pursuant to the offer will be treated as "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the selling stockholder's proportionate interest in Thousand Trails. Whether a stockholder meets this test will depend on relevant facts and circumstances. The Internal Revenue Service (the "IRS") has held in a published ruling that, under the particular facts of that ruling, a 3.3% reduction in the percentage stock ownership of a stockholder constituted a "meaningful reduction" when the stockholder owned 0.0001118% of the publicly held corporation's stock before a redemption, owned 0.0001081% of the corporation's stock after the redemption and did not exercise any control over corporate affairs. In that ruling, the IRS applied the meaningful reduction standard to the following three important rights attributable to stock ownership:

          (a) the right to vote;

          (b) the right to participate in current earnings and accumulated surplus; and

          (c) the right to share in net assets on liquidation.

     In measuring the change, if any, in a stockholder's proportionate interest in Thousand Trails, the meaningful reduction test is applied by taking into account all shares that Thousand Trails purchases pursuant to the offer, including shares purchased from other stockholders.

     If, taking into account the constructive ownership rules of Section 318 of the Code, a stockholder owns shares that constitute only a minimal interest in Thousand Trails and does not exercise any control over the affairs of Thousand Trails, any reduction in the stockholder's percentage interest in all of the three rights described in the preceding sentence should be a "meaningful reduction." Such selling stockholder should, under these circumstances, be entitled to treat his or her sale of shares pursuant to the offer as a sale for U.S. federal income tax purposes.

     SUBSTANTIALLY DISPROPORTIONATE. Under Section 302(b)(2) of the Code, a sale of shares pursuant to the offer, in general, will be "substantially disproportionate" as to a stockholder if, immediately after the sale, (i) the stockholder owns less than 50% of the total combined voting power of all classes of stock entitled to vote, and (ii) the percentage of the outstanding shares that the stockholder then actually and constructively owns (treating as not outstanding all shares purchased by Thousand Trails pursuant to the offer from the particular stockholder and all other stockholders) is less than 80% of the percentage of the outstanding shares that the stockholder actually and constructively owned immediately before its sale of shares (treating as outstanding all shares purchased by Thousand Trails pursuant to the offer from the particular stockholder and all other stockholders).

     Thousand Trails cannot predict whether any particular stockholders will receive sale or distribution treatment. The offer may be oversubscribed and, therefore, subject to proration. The proration of tenders pursuant to the offer will cause Thousand Trails to accept from each stockholder fewer shares than are tendered by such stockholder. Consequently, Thousand Trails can give no assurance that a sufficient number of any individual stockholder's shares will be purchased pursuant to the offer to ensure that such purchase will be treated as a sale or exchange, rather than as a distribution, for U.S. federal income tax purposes pursuant to the rules discussed above.

     CONSEQUENCES TO STOCKHOLDERS WHO DO NOT SELL SHARES PURSUANT TO THE
OFFER. Stockholders who do not sell shares pursuant to the offer will not incur any tax liability as a result of the consummation of the offer.

     TAXATION OF NON-US HOLDERS. As a general matter, non-U.S. stockholders will not be subject to U.S. taxation if they are entitled to sale treatment, but will be subject to U.S. federal income tax of 30% on any payments treated as dividends. The rules governing U.S. federal income taxation of the receipt by non-U.S. stockholders of cash pursuant to the offer, however, are complex and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, non-U.S. stockholders should consult their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to the receipt of cash pursuant to the offer.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. Payments in connection with the offer may be subject to "backup withholding" at a 30% rate. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 30% with respect to a payment of cash pursuant to the offer unless the stockholder (a) is a corporation or comes within certain other exempt categories (including financial institutions, tax-exempt organizations and non-U.S. stockholders) and, when required, demonstrates this fact or (b) provides a TIN, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide the Depositary with a correct TIN may also be subject to penalties imposed by the IRS.

     To prevent backup withholding and possible penalties, each stockholder should complete the substitute IRS Form W-9 included in the Letter of Transmittal. In order to qualify for an exemption from backup withholding, a non-U.S. stockholder must submit a properly executed IRS Form W-8 to the Depositary. Any amount paid as backup withholding will be creditable against the stockholder's U.S. federal income tax liability.

     TAX CONSEQUENCES OF TENDERING SHARES PURCHASED UNDER AN EMPLOYEE INCENTIVE STOCK OPTION PLAN. Certain of our employee stock option plans are organized pursuant to Section 422 of the Code to grant incentive stock options. If a participant in one of these plans has acquired shares pursuant to the exercise of an incentive stock option and sells those shares more than two years after the date on which the option to purchase the shares was granted and more than one year after the purchase of the shares (the holding period), the participant's gain will be long-term capital gain. If on the other hand a participant tenders those shares pursuant to the offer, and if our purchase of such shares occurs before the expiration of the holding period, the participant generally will be taxed at ordinary income tax rates to the extent that the value of the shares when the participant purchased the shares exceeded the participant's purchase price. We will be entitled to a corresponding deduction.

     If the tender is given dividend treatment, the full amount of cash received by the participant will also be taxed as ordinary income. In addition, the tax basis of the participant's sold shares will be added to the tax basis of the remaining shares. If the tender is given sale or exchange treatment, the participant will have capital gain or loss on the difference between the proceeds of the sale and the participant's basis in the shares (i.e., the purchase price plus any ordinary income realized). The capital gain rate will depend on how long the stock is held by the participant.

     ALL STOCKHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF EXCHANGING SHARES FOR CASH PURSUANT TO THE OFFER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

7.  PRICE RANGE OF SHARES; DIVIDENDS

     Our shares are listed for trading on the American Stock Exchange under the symbol "TRV." The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share as reported on the American Stock Exchange. We have never paid any cash dividends on our common stock and have no current intention of doing so for the foreseeable future.

                                                               HIGH      LOW
                                                              -------   ------
Fiscal 2000
  Quarter ended September 30, 1999..........................  $ 4.875   $4.250
  Quarter ended December 31, 1999...........................  $ 5.000   $4.375
  Quarter ended March 31, 2000..............................  $ 5.125   $4.625
  Quarter ended June 30, 2000...............................  $ 4.875   $4.375
Fiscal 2001
  Quarter ended September 30, 2000..........................  $ 4.875   $4.500
  Quarter ended December 31, 2000...........................  $ 5.125   $4.625
  Quarter ended March 31, 2001..............................  $ 6.100   $4.800
  Quarter ended June 30, 2001...............................  $ 6.300   $5.100
Fiscal 2002
  Quarter ended September 30, 2001..........................  $ 6.300   $5.240
  Quarter ended December 31, 2001...........................  $ 7.200   $5.200
  Quarter ended March 31, 2002..............................  $10.990   $6.700
  Quarter ending June 30, 2002 (through April 24, 2002).....  $ 9.000   $7.520

     On April 24, 2002, the last full trading day before the announcement of the offer, the last reported sales price of the shares as reported on the American Stock Exchange was $8.00. We urge stockholders to obtain current market quotations for the shares.

8.  SOURCE AND AMOUNT OF FUNDS

     Assuming we purchase all shares pursuant to this offer at the offer price of $8.41 per share, we expect that the maximum aggregate cost, including all fees and expenses applicable to the offer, will be approximately $12.7 million. We expect to fund the offer entirely through existing cash resources. These resources totaled approximately $17.3 million at March 31, 2002. Because we are funding the offer entirely through existing cash resources, we have no alternative financing plans.

9.  CERTAIN INFORMATION CONCERNING US

     Thousand Trails and its subsidiaries own and operate a system of 59 membership-based campgrounds located in 17 states and British Columbia, Canada, serving 115,000 members as of March 31, 2002. Through its subsidiaries, Thousand Trails also provides a reciprocal use program for members of approximately 300 recreational facilities and manages 241 public campgrounds for the United States Forest Service. Our principal executive office is located at 2711 LBJ Freeway, Suite 200, Dallas, Texas, 75234; our telephone number is (972) 243-2228; and our home page on the Internet is www.thousandtrails.com. Information on our home page is not part of this Offer to Purchase.

     Our net income for the year ended June 30, 2001 was $4,276,000, or $0.50 per share based on 8,598,000 diluted shares outstanding. Our net income for the year ended June 30, 2000 was $9,249,000, or $1.08 per share based on 8,594,000 diluted shares outstanding. Revenues for the fiscal year ended June 30, 2001, were $79,396,000 as compared with $70,771,000 for the fiscal year ended June 30, 2000. Net income for the nine months ended March 31, 2002 was $6,029,000, $0.70 per share based on 8,638,000 diluted shares outstanding, as compared with net income of $3,546,000, or $0.41 per, share based on 8,586,000 diluted shares outstanding, for the nine months ended March 31, 2001. Revenues for the nine months ended March 31, 2002 were $64,979,000, as compared with revenues of $57,741,000 for the nine months ended March 31, 2001.

     WHERE YOU CAN FIND MORE INFORMATION. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the Securities and Exchange Commission relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our stockholders and filed with the Commission. We also have filed an Issuer Tender Offer Statement on Schedule TO with the Commission that includes additional information relating to the offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006. Copies of this material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     INCORPORATION BY REFERENCE. The rules of the Commission allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. These documents contain important information about us.

SECURITIES AND EXCHANGE COMMISSION FILINGS (FILE NO. 0-20981)           PERIOD OR DATE
-------------------------------------------------------------           --------------
Annual Report on Form 10-K                                     Year ended June 30, 2001
Proxy Statement for 2001 Annual Meeting of Stockholders        October 1, 2001
Quarterly Report on Form 10-Q                                  Quarter ended September 30, 2001
                                                               Quarter ended December 31, 2001
Current Reports on Form 8-K                                    May 1, 2002

     We incorporate by reference these documents and any additional documents that we may file with the Commission between the date of this offer and the date of expiration of the offer. Those documents include periodic reports, such as quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     You can obtain documents incorporated by reference in this Offer to Purchase, including any exhibits to those documents, by requesting them in writing or by telephone from us at 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234, telephone: (972) 243-2228. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, promptly after we receive your request. You can also obtain any of the documents incorporated by reference in this document from the Commission's web site on the Internet at http://www.sec.gov.

10.  FEES AND EXPENSES

     Except as set forth below, we will not pay any fees, commissions or other compensation to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer.

     We have retained American Stock Transfer & Trust Company as the Depositary in connection with the offer. We will pay the Depositary reasonable and customary compensation for their services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

     The directors, officers and employees of Thousand Trails, without being additionally compensated, may contact holders of shares by mail, telephone, facsimile, telegraph and personal interview and may request custodians to forward materials relating to the offer to beneficial owners. Custodians will be reimbursed by Thousand Trails for customary handling and mailing expenses incurred by them in forwarding material to their customers.

11.  CERTAIN CONDITIONS TO THE OFFER

     Notwithstanding any other provision of the offer, and in addition to (and not in limitation of) Thousand Trails' right to extend, amend or terminate the offer as set forth in Section 12, Thousand Trails shall not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase and the payment for shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if, at any time on or after May 1, 2002 and before the expiration of the offer, any of the following events shall have occurred (or shall have been determined by Thousand Trails to have occurred) that, in Thousand Trails' judgment in any such case and regardless of the circumstances giving rise thereto, including any action or omission to act by Thousand Trails, makes it inadvisable to proceed with the offer or the acceptance for payment:

          (a) there shall be threatened or pending any suit, action or proceeding before any court, agency, authority or other tribunal by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign (the "Governmental Entity") (i) challenging the acquisition by Thousand Trails of any shares, or seeking to restrain or prohibit the making or consummation by Thousand Trails of the offer or otherwise relating to the offer, or (ii) which otherwise is reasonably likely to have a material adverse effect on Thousand Trails;

          (b) any statute, rule, regulation, legislation, judgment, order or injunction shall be threatened, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to, (i) Thousand Trails or any of its subsidiaries or otherwise relates in any manner to the offer or (ii) the offer, in each of the cases of clauses (i) and (ii), by any Governmental Entity that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph
     (a) above;

          (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchange or market not related to market conditions), (ii) any suspension of, or material limitation on, the markets for United States currency exchange rates, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that would reasonably be expected to materially adversely affect, the extension of credit by United States banks or other United States lending institutions,
     (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that would reasonably be expected to have a material adverse effect on the financial markets in the United States, (vi) any significant decrease in the market price of the shares, (vii) any decline in either the Dow Jones Industrial Average, the Nasdaq Composite Index or the S&P 500 Composite Index by an amount in excess of 15% measured from the close of business on May 1, 2002, or (viii) in the case of any of the foregoing existing on the date of this Offer to Purchase, a material acceleration or worsening thereof;

          (d) any tender or exchange offer with respect to the shares (other than the offer), or any merger, acquisition, business combination or other similar transaction with or involving Thousand Trails or any subsidiary, shall have been proposed, announced or made by any person or entity;

          (e) any change shall occur or be threatened in, or any adverse development shall arise concerning, the business, condition (financial or otherwise), income, operations or prospects of Thousand Trails and its subsidiaries, taken as a whole, in any case (individually or in the aggregate) which, in the judgment of Thousand Trails, is or may be materially adverse to Thousand Trails or affects the anticipated benefits to Thousand Trails of acquiring shares pursuant to the offer;

          (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding shares (other than a person, entity or group which had publicly disclosed such ownership in a
     Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission prior to May 1, 2002), (ii) any new group shall have been formed which beneficially owns more than 5% of the outstanding shares; or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire Thousand Trails or any of its subsidiaries or any of their respective assets or securities; or

          (g) Carl Marks Strategic Investments II, LP shall not have tendered all of the shares it has agreed to tender in the offer or shall have withdrawn any of the shares tendered.

     The foregoing conditions are for the sole benefit of Thousand Trails and may be asserted by Thousand Trails or may be waived by Thousand Trails in whole or in part at any time and from time to time in its judgment. The failure by Thousand Trails at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

12.  EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     Thousand Trails expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the offer is open by making a public announcement thereof. There can be no assurance, however, that Thousand Trails will exercise its right to extend the offer. During any such extension, all shares previously tendered will remain subject to the offer, except to the extent that such shares may be withdrawn as set forth in Section 5. Thousand Trails also expressly reserves the right, in its sole discretion, (i) to terminate the offer and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires Thousand Trails either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the offer, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 11 hereof, by making a public announcement of such termination and (ii) at any time, or from time to time, regardless of the existence of any of the conditions specified in Section 11, to amend the offer in any respect. Amendments to the offer may be effected by public announcement. Without limiting the manner in which Thousand Trails may choose to make a public announcement of any extension, termination or amendment, Thousand Trails shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones news service, except in the case of an announcement of an extension of the offer, in which case Thousand Trails shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which shall be issued no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled expiration date. Material changes to information previously provided to holders of the shares in this offer or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) under the Exchange Act.

     If Thousand Trails materially changes the terms of the offer or the information concerning the offer, or if it waives a material condition of the offer, Thousand Trails will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Securities and Exchange Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such material change is first published, sent or given. If: (a) Thousand Trails
(i) increases or decreases the price to be paid for shares or adds a dealer's soliciting fee, (ii) increases the number of shares being sought and any such increase exceeds 2% of the outstanding shares, or (iii) decreases the number of shares being sought, and (b) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified above, the offer will be extended until the expiration of such ten business day period.

13.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

     To our best knowledge, there is no license or regulatory permit that appears to be material to the business of Thousand Trails and that might be adversely affected by our acquisition of shares pursuant to the offer, or any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of shares by us pursuant to the offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought. While we do not currently intend to delay acceptance for payment of shares tendered pursuant to the offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if required, would be obtained without substantial conditions or that adverse consequences would not result to our business or that certain parts of our business would not have to be disposed of in the event that such approval were not obtained or such other actions were not taken or in order to obtain any such approval or other action.

14. INTERESTS OF DIRECTORS AND OFFICERS AND PRINCIPAL STOCKHOLDERS, TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

     As of April 24, 2002, there were 8,062,492 shares issued and outstanding. The 1,500,000 shares that we are offering to purchase in the offer represent approximately 18.6% of the shares outstanding as of such date. The following table provides information, as of April 24, 2002 and after giving effect to the purchase of 1,500,000 shares pursuant to the offer (assuming no proration), about the beneficial ownership of common stock by each person known to us to hold over 5% of our common stock and each of our directors and executive officers. To the best of our knowledge, each such person has sole voting and investment power over the shares shown in this table, except as otherwise indicated.

                               SECURITY OWNERSHIP

                                                     BEFORE OFFER                      AFTER OFFER
                                            ------------------------------     ----------------------------
                                             NUMBER OF                          NUMBER OF
                                               SHARES        PERCENTAGE OF        SHARES      PERCENTAGE OF
                                            BENEFICIALLY      OUTSTANDING      BENEFICIALLY    OUTSTANDING
                                               OWNED            SHARES           OWNED(1)        SHARES
                                            ------------     -------------     ------------   -------------
PRINCIPAL STOCKHOLDER(2)
Andrew M. Boas............................   4,340,186(4)        53.6%(4)       3,199,705         48.5%
Carl Marks Management Co., LP.............   4,294,329(4)        53.3%(4)       3,153,848         48.1%
Carl Marks Strategic Investments, LP......   3,153,848(4)        39.1%(4)       3,153,848         48.1%
Carl Marks Strategic Investments II, LP...   1,140,481(4)        14.1%(4)               0          0.0%
IAT Reinsurance Syndicate, Ltd. ..........   1,160,000(5)        14.4%(5)       1,160,000         17.7%
Peter R. Kellogg..........................   1,160,000(5)        14.4%(5)       1,160,000         17.7%
Robert C. Ruocco..........................   4,294,329(4)        53.3%(4)       3,153,848         48.1%
William J. Shaw(3)........................   1,006,295(6)        12.1%(6)       1,006,295         14.8%
DIRECTORS AND EXECUTIVE OFFICERS (OTHER
  THAN MESSRS. BOAS AND SHAW)(3)
William F. Dawson.........................      42,499(7)           *              42,499            *
R. Gerald Gelinas.........................      82,324(7,8)       1.0%             82,324          1.3%
Walter B. Jaccard.........................      62,499(7)           *              62,499            *
William P. Kovacs.........................      81,700(7)           *              81,700          1.2%
Donald R. Leopold.........................      21,700(7)           *              21,700            *
H. Sean Mathis............................      11,700(7)           *              11,700            *
Douglas K. Nelson.........................      31,700(7)           *              31,700            *
Bryan D. Reed.............................       5,833(7)           *               5,833            *
All directors and executive officers as a
  group (excluding Messrs. Boas and Shaw),
  8 individuals...........................     339,955(7)         4.1%            339,955          5.0%

---------------

(1) Assumes no proration.

(2) The address of Mr. Boas, Carl Marks Management Co., LP, Carl Marks Strategic Investments, LP, Carl Marks Strategic Investments II, LP and Mr. Ruocco is c/o Carl Marks Management Co., LP, 135 East 57th Street, New York, New York 10022. The address of IAT Reinsurance Syndicate, Ltd. and Mr. Kellogg is c/o Spear, Leeds & Kellogg, 120 Broadway, New York, New York 10271.

(3) The address of Mr. Shaw and our other executive officers and directors is c/o Thousand Trails, Inc., 2711 LBJ Freeway, Suite 200, Dallas, Texas 75234.

(4) The ownership of these shares of common stock includes multiple beneficial ownership of the same shares. Carl Marks Strategic Investments, LP ("CM Strategic") owns 3,153,848 shares of common stock. Carl Marks Management Co., LP ("CM Management") is the general partner of CM Strategic. CM Management, therefore, beneficially owns all of the shares of common stock that CM Strategic beneficially owns. Carl Marks Strategic Investments II, LP ("CM Strategic II") owns 1,140,481 shares of common stock. CM Management is the general partner of CM Strategic II and, therefore, beneficially owns all of the shares of common stock that CM Strategic II beneficially owns. Messrs. Boas and Ruocco are each a general partner of CM Management. Messrs. Boas and Ruocco, therefore, beneficially own all of the shares of common stock that CM Management beneficially owns. In addition, Mr. Boas (i) owns 11,569 shares of common stock, (ii) is deemed to own an additional 31,700 shares because he owns options to acquire 5,000 shares at a price of $.79 per share, 5,000 shares at a price of $.80 per share, 10,000 shares at a price of $1.08 per share, 5,000 shares at a price of $3.71 per share, 4,200 shares at a price of $4.25 per share, and 2,500 shares at a price of $4.75 per share, and (iii) beneficially owns 2,588 shares because he is a co-trustee of a trust that owns these shares. CM Strategic, CM Strategic II, CM Management, and Messrs. Boas and Ruocco disclaim the existence of a group. The reported voting and investment power over these shares is as follows: (i) CM Strategic -- sole voting and investment power over 3,153,848 shares, (ii) CM Strategic II -- sole voting and investment power over 1,140,481 shares, (iii) CM Management -- sole voting and investment power over 4,294,329 shares, (iv) Mr. Boas -- sole voting and investment power over 43,269 shares and shared voting and investment power over 4,296,919 shares, and (v) Mr. Ruocco -- shared voting and investment power over 4,294,329 shares.

          The following table shows the beneficial ownership of the shares of Common Stock described in this footnote:

                                          CM            CM            CM
                                       STRATEGIC   STRATEGIC II   MANAGEMENT   MR. BOAS    MR. RUOCCO
                                       ---------   ------------   ----------   ---------   ----------
    Shares owned by CM Strategic.....  3,153,848                  3,153,848    3,153,848   3,153,848
    Shares owned by CM Strategic
      II.............................               1,140,481     1,140,481    1,140,481   1,140,481
    Shares owned by Mr. Boas.........                                             11,569
    Options owned by Mr. Boas........                                             31,700
    Shares held in trust over which
      Mr. Boas is a Co-Trustee.......                                              2,588
                                       ---------    ---------     ---------    ---------   ---------
      Total..........................  3,153,848    1,140,481     4,294,329    4,340,186   4,294,329
                                       =========    =========     =========    =========   =========
    Percentage of outstanding
      shares.........................       39.1%        14.1%         53.3%        53.6%       53.3%

(5) The ownership of these shares of common stock includes multiple beneficial ownership of the same shares. IAT Reinsurance Syndicate, Ltd. owns 1,160,000 shares of common stock. Mr. Kellogg is the sole holder of the voting shares of IAT Reinsurance Syndicate, Ltd. and, therefore, beneficially owns all of the shares of common stock that IAT Reinsurance Syndicate, Ltd. beneficially owns.

(6) The shares of common stock owned by Mr. Shaw include (i) vested stock options for 219,568 shares at a price of $0.69 per share, 4,200 shares at a price of $4.25 per share and 2,500 shares at a price of $4.75 per share, and
    (ii) 741,038 shares held by the William J. Shaw Family Partnership, LP ("FLP"), a limited partnership. Mr. Shaw controls the sole general partner of FLP, and trusts for the benefit of Mr. Shaw and his children and grandchildren are the limited partners. Mr. Shaw disclaims beneficial ownership of the shares held by FLP except to the extent of his partnership interests therein. Not included in the foregoing are 600,000 shares subject to stock options having an exercise price of $5.93 per share granted to Mr. Shaw on September 21, 2001 and approved by our stockholders at the 2001 annual meeting; all of these options are not yet vested, but one-third of them vest on each anniversary of the date of grant.

(7) The shares of common stock beneficially owned by the following individuals include vested stock options for the number of shares following their name:
    Mr. Dawson, 42,499; Mr. Gelinas, 21,666; Mr. Jaccard, 62,499; Mr. Kovacs, 31,700; Mr. Leopold, 21,700; Mr. Mathis, 11,700, Mr. Nelson, 31,700; and Mr.
    Reed, 5,833; and all directors and executive officers as a group (other than Messrs. Boas and Shaw), 229,297.

(8) Includes 2,400 shares held by Mr. Gelinas' spouse.

 *  Less than 1%.

     Other than Carl Marks Strategic Investments II, LP, the principal stockholders listed above, including IAT Reinsurance Syndicate, Ltd., have advised that they do not intend to tender any shares pursuant to the offer. Our executive officers and directors not affiliated with Carl Marks have advised that they will not tender any shares pursuant to the offer. Our officers other than our executive officers, however, may elect to participate in the offer.

     On February 27, 2002, we purchased 5,000 shares of our common stock from Mr. H. Sean Mathis, one of our directors, at a price of $10.10 per share in a privately negotiated transaction. With the exception of this transaction, neither Thousand Trails, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of the foregoing, had any other transactions involving our common stock during the 60 days prior to the date of this Offer to Purchase.

     Except for outstanding options to purchase shares granted to our employees (including executive officers) under our stock option plans and our employee stock purchase plan, and except as otherwise described herein, neither Thousand Trails nor, to the best of our knowledge, any of our affiliates, directors or officers or any of the general partners of our affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to any Thousand Trails securities (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or other option arrangements, puts or calls, guaranties of loan, guaranties against loss or the giving or withholding of any proxies, consents or authorizations).

     On April 5, 1999, Carl Marks Strategic Investments, LP, Carl Marks Strategic Investments II, LP and their affiliates, entered into a stockholder agreement with us. The agreement limits the ability of Carl Marks and its affiliates to enter into any Extraordinary Transaction (as defined below) with us by requiring the prior approval of either (a) the board of directors (including a majority of Disinterested Directors (as defined below)) or (b) the other stockholders. In any stockholder vote under clause (b) above, Carl Marks has agreed to vote or cause to be voted its shares of common stock in the same proportion as the votes cast by or on behalf of the other stockholders on such Extraordinary Transaction. The stockholder agreement also requires Carl Marks and its affiliates (a) to be represented in person or by proxy at all stockholder meetings considering Extraordinary Transactions and (b) to require any of their transferees, who as a result of a transfer of shares by Carl Marks or its affiliates, acquires a majority of our voting securities, to be bound by the provisions of the stockholder agreement. For purposes of the stockholder agreement, "Disinterested Director" means a director who is neither Carl Marks nor one of its affiliates and who does not have a Material Relationship (as defined) with Carl Marks or its affiliates, and "Extraordinary Transaction" means (1) any "Rule 13e-3 transaction" as defined by Rule 13e-3 under the Exchange Act and in effect on April 5, 1999, or (2) the adoption of any plan or proposal for the liquidation or dissolution of Thousand Trails, or any spin-off or split-up of any kind involving Thousand Trails that was proposed by or on behalf of Carl Marks or its affiliates. The stockholder agreement will expire on April 4, 2003.

     On April 24, 2002, in connection with its approval of the offer, our board of directors also approved the increase in the percentage of our common stock held by IAT Reinsurance Syndicate, Ltd. and its affiliates resulting from the offer for the purposes of Section 203 of the Delaware General Corporation Law. In general, Section 203 restricts a person owning 15% or more of our outstanding voting stock from engaging in a "business combination" with us for three years following the date the stockholder reaches the 15% threshold. As a consequence of the approval, IAT Reinsurance and its affiliates will not be subject to the restrictions of Section 203. We have no reason to believe that IAT Reinsurance or any of its affiliates intends to engage in a "business combination" with us.

15.  MISCELLANEOUS

     The offer is being made to all holders of shares of our common stock. We are not aware of any jurisdiction where the making of the offer is prohibited by administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the offer or the acceptance of shares pursuant thereto, we will make a good faith effort to comply with any such state

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

statute. If, after such good faith effort, we cannot comply with any such state statute, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such state.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THOUSAND TRAILS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     We have filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the offer. Such Schedule and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the Commission in the manner set forth in "Section 9. Certain Information Concerning Us."

May 1, 2002

                                          THOUSAND TRAILS, INC.

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

Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for shares should be sent or delivered by each stockholder of Thousand Trails or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

  By Registered or Certified         By Overnight Courier:                 By Hand:
             Mail:

   American Stock Transfer &       American Stock Transfer &       American Stock Transfer &
         Trust Company                   Trust Company                   Trust Company
        59 Maiden Lane                  59 Maiden Lane                  59 Maiden Lane
   New York, New York 10038        New York, New York 10038        New York, New York 10038

          By Facsimile Transmission:                By Confirmation Receipt of Facsimile
                                                               Transmission:
       (for Eligible Institutions only)                     (by Telephone only)

                (718) 234-5001                                 (718) 921-8200

     Any questions or requests for assistance may be directed to Thousand Trails at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may also be directed to the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the offer.

                             Thousand Trails, Inc.
                          2711 LBJ Freeway, Suite 200
                              Dallas, Texas 75234
                              Attention: Secretary
                           Telephone: (972) 243-2228

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